UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                               (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                         MCNAUGHTON APPAREL GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    582524104
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                                 (CUSIP Number)


                              James Alterbaum, Esq.
                                Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                September 2, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 5 pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leonard Schneider
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|

                                                                  (b) |X|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                              ITEMS 2(d) or 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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                           7      SOLE VOTING POWER
      NUMBER OF
        SHARES                    800,000
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8      SHARED VOTING POWER
         EACH
      REPORTING                   0
        PERSON             -----------------------------------------------------
         WITH              9      SOLE DISPOSITIVE POWER

                                  800,000
                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                          10
                                  0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            800,000(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   8.28% (1)
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person's adult children, Susan Schneider, Leslie Schneider and Scott Schneider, beneficially own an aggregate of 3,083,229 shares of Common Stock. The Reporting Person, together with his adult children, may be deemed to be a member of a group that beneficially owns 3,883,229 shares of Common Stock, representing approximately 33.63% of the outstanding shares of Common Stock. The Reporting Person denies the existence of a group with any or all of his adult children, and disclaims beneficial ownership of the shares of Common Stock beneficially owned by any or all of his adult children.

                               Page 2 of 5 pages

Except as to Items 3, 5 and 7, no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by the Reporting Person in respect of such Items. This amendment No. 1 is being filed to report the "acquisition" by the Reporting Person of additional options to purchase shares of the Issuer's Common Stock. These options were previously granted and have become exercisable within 60 days of September 2, 2000.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 9, 2000, Susan Schneider, Leslie Schneider and Scott Schneider entered into an agreement dated as of August 3, 2000, and as amended on August 29, 2000 (the "Agreement") with New Jeri-Jo (as hereinafter defined) and the Company pursuant to which the Reporting Person, Susan Schneider, Leslie Schneider and Scott Schneider (collectively, the Schneiders") respectively acquired, on August 29, 2000, among other things, 800,000, 480,000, 480,000 and 240,000 shares of Common Stock. No new consideration was paid for such shares of Common Stock. The shares represent a portion of the contingent payment payable pursuant to that certain Agreement of Purchase and Sale dated as of April 15, 1998, as amended (the "Purchase Agreement"), by and among JJK II Inc. (formerly known as Jeri-Jo Knitwear Inc.) ("JJKII"), JJK III Inc. (formerly known as Jamie Scott, Inc.) ("JJKIII" and collectively with JJKII, the "Selling Companies"), the stockholders of JJK III, Inc., Jeri-Jo Knitwear, Inc. (formerly known as JJ Acquisition Corp.) ("New Jeri-Jo"), and the Company (formerly known as Norton McNaughton, Inc.).

         Pursuant to the Purchase Agreement, New Jeri-Jo acquired substantially all of the assets of the Selling Companies, and the Selling Companies received cash consideration of $55,000,000 at the closing, which occurred on June 18, 1998. Also pursuant to the Purchase Agreement, the Selling Companies were entitled to additional contingent consideration (the "Earn-Out Payment") based on the earnings of New Jeri-Jo during the two year period following the closing date. The Agreement constitutes an amendment to the Purchase Agreement, and sets forth agreements among the parties thereto as to, among other things, how much the Earn-Out Payment will be, when it will be paid, and in what form (cash, stock or other consideration) it will be delivered. Pursuant to the Agreement, in certain circumstances, including in the event the Company does not make the final cash payment due to the Schneiders under the Agreement on or before November 30, 2000, each of the Schneiders (including the Reporting Person) may be entitled to additional shares of Common Stock. In addition, pursuant to the Agreement, each of the Schneiders (including the Reporting Person) agreed not to publicly sell or publicly transfer any shares of Common Shares until the earlier to occur of the closing of a new financing arrangement by the Company or November 30, 2000.

         The Reporting Person was the sole stockholder of JJK II and was assigned its rights to the Earn-Out Payment under the Purchase Agreement. Susan Schneider, Leslie Schneider and Scott Schneider were the sole stockholders of JJK III and were assigned its rights to the Earn-Out Payment under the Purchase Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Leonard Schneider is the beneficial owner of 800,000 (8.28%) of the issued and outstanding shares of Common Stock. All 800,000 shares of Common Stock were acquired pursuant to the Agreement.

         Susan Schneider, Leslie Schneider and Scott Schneider are the adult children of Leonard Schneider. Because of their family relationship, the Reporting Person, together with any or all of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of Susan Schneider, Leslie Schneider and Scott Schneider, or an aggregate of 3,883,229 shares of Common Stock, representing, based on the 9,663,362 shares of Common Stock which were issued and outstanding on September 2, 2000 and the options to purchase an aggregate of 1,883,229 shares of Common Stock held by Susan Schneider, Leslie Schneider and Scott Schneider which are currently exercisable or become exercisable within 60 days of the date hereof, approximately 33.63% of the total of the outstanding shares of the Common Stock (assuming the issuance of all shares of Common Stock beneficially owned by each of the Schneiders pursuant to the Agreement) and such options. The Reporting Person denies that he is

                               Page 3 of 5 pages
a member of a "group" for the purposes of Section 13 of the Exchange Act with any or all of his adult children, and disclaims beneficial ownership of all securities of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of any of his adult children, Susan Schneider, Leslie Schneider and Scott Schneider, or that the Reporting Person is a member of a "group" with any or all of his adult children.

         In addition to the filing of this statement by the Reporting Person on the date hereof, each of Susan Schneider, Leslie Schneider and Scott Schneider is filing his or her own Schedule 13D on the date hereof reporting the shares of Common Stock beneficially owned by him or her as of September 2, 2000.

         (b) The following table sets forth information as to shares of Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the disposition at September 2, 2000:

                                               Shares with            Shares with
                                           Sole Power to Vote    Shared Power to Vote                Total
                                                   and                    and                 -------------------
                                           Direct Disposition     Direct Disposition          Shares           %
                                           ------------------     ------------------          ------          ---
Leonard Schneider                               800,000                   --                  800,000         8.28%

         (c) The Reporting Person has not engaged in any transaction in the Common Stock since sixty (60) days prior to the date hereof.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Person.

         (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:         Agreement of Purchase and Sale dated as of April 15,
                            1998 (the "Purchase  Agreement") by and among JJK II
                            Inc. (formerly known as Jeri-Jo  Knitwear),  JJK III
                            Inc.  (formerly  known as Jamie  Scott,  Inc.),  the
                            stockholders of JJK III Inc., Jeri-Jo Knitwear, Inc.
                            (formerly  known  as  JJ  Acquisition   Corp.),  and
                            McNaughton  Apparel Group,  Inc.  (formerly known as
                            Norton McNaughton,  Inc.) (incorporated by reference
                            to the Company's Form 8-K of April 22, 1998).

         Exhibit 2:         Amendment to Purchase  Agreement  dated as of August
                            3, 2000 (incorporated by reference to Schedule 13D filed by Reporting Person on August 23, 2000).

         Exhibit 3:         Amendment to Purchase Agreement dated as of August
                            29, 2000 (filed herewith).

                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2000

                                                     /s/ Leonard Schneider
                                                     ---------------------
                                                         Leonard Schneider